UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September, 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On September 1, 2006, ASAT Holdings Limited (the “Company”) issued a press release announcing management appointments and a change in the membership of the Company’s board of directors. A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: September 1, 2006	By:	/s/ Kei W. Chua
	Name:	Kei W. Chua
	Title:	Acting Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release, dated September 1, 2006, announcing management appointments and board of directors change.

Exhibit 99.1

ASAT Holdings Limited Announces Management Appointments

And Board of Directors Change

Tung Lok Li Appointed Acting Chief Executive Officer

Kei W. Chua Appointed Acting Chief Financial Officer

Joseph Martin Appointed Executive Vice President of Sales and Marketing

Hong Kong and Milpitas, Calif., – September 1, 2006 – ASAT Holdings Limited (Nasdaq: ASTT) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that the Company’s board of directors has appointed Tung Lok Li as acting chief executive officer, effective immediately. Mr. Li succeeds Robert Gange, who has voluntarily resigned for personal reasons. Mr. Gange will continue to serve as a consultant to the Company during this transition period. ASAT also announced that the Company’s board of directors has appointed Kei W. Chua as acting chief financial officer, effective immediately. Mr. Li and Mr. Chua will assume their positions for the interim period while the Company starts a new search for a CEO and continues its current search for a CFO. Furthermore, the Company announced that the board of directors has appointed Joseph Martin as executive vice president of sales and marketing, effective immediately.

“T.L., Kei and Joe have played key roles in developing the Company’s strategic vision. With T.L. and Joe’s extensive operational experience in the semiconductor industry and Kei’s robust financial background, they will make a strong team to lead the Company as we continue our search for a permanent CEO and CFO. Their proven track record of operational and financial experience will be invaluable as the Company continues to execute on its strategy,” said Henry Montgomery, chairman of the board of directors of ASAT Holdings Limited. “Bob Gange has led ASAT through an incredible period of change, most notably the successful transition of all manufacturing from Hong Kong to the Company’s state of the art facilities in Dongguan, China. We thank Bob for his valuable contributions to ASAT and wish him well in his future endeavors.”

Tung Lok Li has over 25 years of experience in the semiconductor sector. Mr. Li was previously Chairman of the Company’s board of directors and has been a member of the Company’s board of directors since October 1999. He has served, and continues to serve, as the Chairman of the board of directors of QPL, which has been listed on the Stock Exchange of Hong Kong since 1989. Mr. Li was the Chairman of the board of directors of Peak Plastic until he resigned in October 2001. Mr. Li holds a B.S. degree in chemical engineering from the University of Wisconsin, Madison.

Kei W. Chua is a Managing Director of CCMP Capital Asia Pte. Ltd. (formerly known as J.P. Morgan Partners Asia Pte. Ltd.) (“CCMP Capital Asia”) and has been a member of the Company’s board of directors since June 2005. From 1999 to 2000, Mr. Chua was Vice President of Cerberus Capital Management, a special situations investment fund. Before joining Cerberus, Mr. Chua worked as an investment banker at Donaldson, Lufkin & Jenrette in both New York and Asia. Mr. Chua received a B.A. degree from Columbia University.

Joseph Martin is currently the Chief Executive Officer of QPL International Holdings, a position he has held since February 2004, and has been a member of the Company’s board of directors since March 2004. Upon assuming his position with the Company, Mr. Martin will resign as soon as practical from his current position with QPL International Holdings. From 1993 until he joined QPL, Mr. Martin was with the Company where he served in a number of senior level management positions, including Senior Vice President of Strategic Planning, Chief Operating Officer and as a director. From 1983 until he joined the Company, Mr. Martin was with Amkor Electronics where he held various senior level positions, including Vice President of European Sales and Vice President of Marketing for Amkor’s advanced product lines. Prior to that, Mr. Martin held various sales, management and engineering positions with TRW, Thompson CSF, and Texas Instruments. Mr. Martin received his undergraduate degree in chemistry from Lamar University.

Board of Directors Change

The Company today announced that effective September 1, 2006 Andrew Liu, a board member of the Company since October 1999, resigned from the Company’s board of directors and was replaced by Peter Hopper, a Senior Advisor to the CCMP Capital Asia group, who was elected to the board of directors filling the vacancy left by the resignation of Mr. Liu. Mr. Hopper brings many years of relevant strategic and operational experience. Prior to 2003, Mr. Hopper enjoyed a long career with Philips Electronics, serving in many operational, general management and CEO roles with a number of businesses. Since leaving Philips, Mr. Hopper has focused on supporting venture and private equity companies investing in technology companies in Asia.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com